UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)*

                               VISX, Incorporated
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    92844S105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d_7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                      3,245,505

         8        SHARED VOTING POWER
                              0

         9        SOLE DISPOSITIVE POWER
                      3,245,505

         10       SHARED DISPOSITIVE POWER
                              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,245,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.6%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                    2,774,500

         8        SHARED VOTING POWER
                    3,245,505

         9        SOLE DISPOSITIVE POWER
                    2,774,500

         10       SHARED DISPOSITIVE POWER
                    3,245,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,020,005

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                    6,020,005

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                     6,020,005

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,020,005

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.5%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       1,990

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                        1,990

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,990

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.0000345%

14       TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on October 20, 2000, relating to the common shares, $.01 par value (the "Shares"), of VISX, Incorporated, a Delaware corporation (the "Issuer" or "VISX") and amended on November 6, 2000, December 5, 2000, December 15, 2000 and April 18, 2001, by the Registrants, is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.  Identity and Background

         Item 2(e) is hereby amended to add the statement set forth on Exhibit 1 hereto.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On April 20, 2001, Mr. Icahn delivered a letter to the Issuer addressed to Ms. Davila, CEO of VISX (the "Letter") and issued a press release. A copy of each of the Letter and the press release is filed as Exhibit 2 and Exhibit 3 hereto, respectively, and is incorporated herein by reference.

         On April 20, 2001, Mr. Icahn prepared a letter for further distribution to VISX's stockholders, which letter is filed as Exhibit 4 hereto and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1.       Statement pursuant to Item 2(e)

2. Letter from Mr. Icahn to Ms. Davila, CEO of VISX, Incorporated dated April 20, 2001

3.       Press release dated April 20, 2001

4. Letter from Mr. Icahn to Stockholders of VISX, Incorporated dated April 20, 2001

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2001


BARBERRY CORP.


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President


HIGH RIVER LIMITED PARTNERSHIP

         By:      BARBERRY CORP.,
         General Partner

         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: President



/s/ Gail Golden
GAIL GOLDEN



/s/ Carl C. Icahn
CARL C. ICAHN


    [Signature Page of Amendment No. 5 of Schedule 13D with respect to VISX,
                                 Incorporated]

                                                                      EXHIBIT 1

         On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against Carl C. Icahn, Icahn Associates Corp. and High River as defendants alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. The Court then denied Reliance's motion for a preliminary injunction and ordered dissolution of the temporary restraining order following dissemination of the supplement.

            Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiffs' stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint against Mr. Icahn and his affiliates was dissolved. On March 22, 2001, the Court of Appeals ruled in favor of Mr. Icahn by affirming the judgment of the District Court.

                                                                      Exhibit 2

                                  CARL C. ICAHN
                          767 Fifth Avenue - 47th Floor
                               New York, NY 10153

April 20, 2001

BY TELECOPY

Ms. Elizabeth Davila, Chief Executive Officer
VISX Incorporated
3400 Central Expressway
Santa Clara, CA 95051

Dear Ms. Davila:

I was happy to read in your April 18th press release that you are "receptive" to proposals for VISX. If you were not being disingenuous in your statement, then I would like to make the following proposal: I would be willing to engage in a cash merger with VISX, in which VISX shareholders would receive $32 per share, subject to due diligence and financing.

Obviously due diligence with respect to a company like VISX, which involves significant high technology assets, would require serious review and a substantial commitment of money, time and effort. Also, obtaining necessary financing for a transaction of this size would involve the payment of a significant commitment fee. Therefore, I believe that if VISX management is serious about receiving proposals, the Company should assure prospective buyers which incur such upfront costs that if an offer is made it will be put to shareholders for their approval.

If VISX agrees with me to submit to a vote of shareholders the best offer of $32 per share or higher from any qualified bidder, then I will be willing to commit the significant funds needed to commence the necessary effort to conduct due diligence and to attempt to raise the financing for the transaction. I have been in contact with the Industrial Bank of Japan, a member of the Mizuho Financial Group, and they are prepared to commence due diligence efforts immediately. If the results of due diligence are acceptable, one of my affiliated companies would provide a significant portion of the purchase price in order to effectuate the offer, in addition to the funds to be derived from financing sources.

Naturally I cannot assure that my efforts will ultimately result in our consummation of the transaction outlined above. However, it is my belief that in any event my efforts, together with a clear commitment by VISX, may move the auction process forward and bring out other potential bidders.

A price of $32 per share is more than 3 1/2times higher than last year's intraday low of $8.75 per share. If management is unwilling to commit to submitting a $32 per share or higher offer to a vote of shareholders, it is, in my view, an insult to shareholders and another example of management's self_interest to the detriment of shareholders. In this regard, I note that senior executives of VISX cashed out nearly $100 million in stock options in 1999 at share prices substantially above the recent stock price, in addition to receiving their substantial compensation packages.

I await your reply!


Sincerely,


Carl C. Icahn

                                                                      Exhibit 3
                              FOR IMMEDIATE RELEASE


        ICAHN SUBMITS PROPOSAL FOR CASH MERGER WITH VISX AT $32 PER SHARE

New York, New York    April 20, 2001. In a letter sent today by Carl C.
Icahn to Ms. Elizabeth Davila, the CEO of VISX, Inc., Mr. Icahn stated "I was happy to read in your April 18th press release that you are 'receptive' to proposals for VISX.... [Therefore] I would like to make the following proposal:
I would be willing to engage in a cash merger with VISX, in which VISX shareholders would receive $32 per share, subject to due diligence and financing."

Mr. Icahn noted the significant commitment of money, time and effort necessary in order to investigate such a transaction, but declared that "if VISX agrees with me to submit to a vote of shareholders the best offer of $32 per share or higher from any qualified bidder, then I will be willing to commit the significant funds needed to commence the necessary effort to conduct due diligence and to attempt to raise the financing for the transaction. I have been in contact with the Industrial Bank of Japan, a member of the Mizuho Financial Group, and they are prepared to commence due diligence efforts immediately. If the results of due diligence are acceptable, one of my affiliated companies would provide a significant portion of the purchase price in order to effectuate the offer, in addition to the funds to be derived from financing sources."

Mr. Icahn stated that he could not assure that his efforts will ultimately result in his consummation of the transaction, but that it was his "belief that in any event [his] efforts, together with a clear commitment by VISX, may move the auction process forward and bring out other potential bidders."

A price of $32 per share is more than 3 1/2 times higher than last year's intraday low of $8.75 per share. Mr. Icahn observed that if management is unwilling to commit to submitting a $32 per share or higher offer to a vote of shareholders, it is an insult to shareholders and another example of management's self-interest to the detriment of shareholders. In this regard, Mr. Icahn noted that senior executives of VISX cashed out nearly $100 million in stock options in 1999 at share prices substantially above the recent stock price, in addition to receiving their substantial compensation packages.

A copy of Mr. Icahn's letter to Ms. Davila is attached.



                    Contact: Susan Gordon at (212) 702-4309.

                                  CARL C. ICAHN
                          767 Fifth Avenue - 47th Floor
                               New York, NY 10153

April 20, 2001

BY TELECOPY

Ms. Elizabeth Davila, Chief Executive Officer
VISX Incorporated
3400 Central Expressway
Santa Clara, CA 95051

Dear Ms. Davila:

I was happy to read in your April 18th press release that you are "receptive" to proposals for VISX. If you were not being disingenuous in your statement, then I would like to make the following proposal: I would be willing to engage in a cash merger with VISX, in which VISX shareholders would receive $32 per share, subject to due diligence and financing.

Obviously due diligence with respect to a company like VISX, which involves significant high technology assets, would require serious review and a substantial commitment of money, time and effort. Also, obtaining necessary financing for a transaction of this size would involve the payment of a significant commitment fee. Therefore, I believe that if VISX management is serious about receiving proposals, the Company should assure prospective buyers which incur such upfront costs that if an offer is made it will be put to shareholders for their approval.

If VISX agrees with me to submit to a vote of shareholders the best offer of $32 per share or higher from any qualified bidder, then I will be willing to commit the significant funds needed to commence the necessary effort to conduct due diligence and to attempt to raise the financing for the transaction. I have been in contact with the Industrial Bank of Japan, a member of the Mizuho Financial Group, and they are prepared to commence due diligence efforts immediately. If the results of due diligence are acceptable, one of my affiliated companies would provide a significant portion of the purchase price in order to effectuate the offer, in addition to the funds to be derived from financing sources.

Naturally I cannot assure that my efforts will ultimately result in our consummation of the transaction outlined above. However, it is my belief that in any event my efforts, together with a clear commitment by VISX, may move the auction process forward and bring out other potential bidders.

A price of $32 per share is more than 3 1/2 times higher than last year's intraday low of $8.75 per share. If management is unwilling to commit to submitting a $32 per share or higher offer to a vote of shareholders, it is, in my view, an insult to shareholders and another example of management's self_interest to the detriment of shareholders. In this regard, I note that senior executives of VISX cashed out nearly $100 million in stock options in 1999 at share prices substantially above the recent stock price, in addition to receiving their substantial compensation packages.

I await your reply!


Sincerely,


Carl C. Icahn

                                                                      Exhibit 4
                                  CARL C. ICAHN
                          767 Fifth Avenue - 47th Floor
                               New York, NY 10153


April 20, 2001


Dear Fellow VISX Shareholder:

As you are aware, I am conducting a proxy contest against the management of VISX, Incorporated ("VISX" or the "Company") in which I am seeking to have my five nominees elected as the directors of VISX. A proxy statement has previously been sent to you. I hope you will support my efforts and vote for my nominees by signing, dating and returning the enclosed WHITE proxy card which accompanies this letter.

On April 20, 2001, I sent management a letter, a copy of which is attached for your review, telling them that I would be willing to engage in a cash merger with VISX, in which VISX shareholders would receive $32 per share for VISX, subject to due diligence and financing, if VISX agrees with me to submit to a vote of shareholders the best offer of $32 per share or higher from any qualified bidder. Naturally I cannot assure that my efforts will ultimately result in our consummation of the transaction outlined above. However, if VISX's management commits to submit to a vote of shareholders the best offer of $32 per share or higher, then I will be willing to commit the significant funds needed to commence the necessary effort to conduct due diligence and to attempt to raise the financing for the transaction. I have been in contact with the Industrial Bank of Japan, a member of the Mizuho Financial Group, and they are prepared to commence due diligence efforts immediately. If the results of due diligence are acceptable, one of my affiliated companies would provide a significant portion of the purchase price in order to effectuate the offer, in addition to the funds to be derived from financing sources. I believe that my efforts, together with a clear commitment by VISX, may move the auction process forward and bring out other potential bidders.

A price of $32 is more than 3 1/2 times higher than last year's intraday low of $8.75 per share. If management is unwilling to commit to submitting a $32 per share or higher offer to a vote of shareholders, their action would, in my view, be an insult to shareholders and another example of management's self-interest to the detriment of shareholders. In this regard I note that senior executives of VISX cashed out nearly $100 million in stock options in 1999 at share prices substantially above the recent market closing price of $20.83 per share on April 19, 2001, in addition to receiving their substantial compensation packages.

DO NOT BE CONFUSED BY MANAGEMENT'S ACTIONS

VISX management may choose to ignore the interests of shareholders and reject my proposal. They may, as they did in their April 18, 2001 press release, attempt to justify their action by hiding behind their financial advisors, legal representatives and the process that they have created for the review of "strategic alternatives."

Management is well aware that putting together a real bid for a company such as VISX, which involves significant high technology assets, requires a great deal more than merely contacting advisors. It involves due diligence activity, fees for financing sources and lawyers and a substantial commitment of money, time and effort. I can't imagine that a possible acquirer would undertake such an effort merely for the privilege of having a conversation with Goldman, Sachs & Co., especially in light of the fact that in January of this year VISX management said that "the Company is not for sale." My proposal simply asks management to agree that if a potential acquirer is willing to undertake all of this expense and effort, management will confirm that they will allow shareholders, the ultimate owners of VISX, to consider a bona fide, fully financed offer at $32 per share or higher.

ICAHN PLATFORM

My platform is very simple and is explained in greater detail in the proxy statement which should be carefully read by you. If my nominees are elected, I will propose that the new board, subject to their fiduciary duties, consider the following immediate actions:

1. Conduct an open auction to sell the Company with a minimum acceptable bid of $32 per share. (1) There can, of course, be no assurances that the auction will achieve the desired result. Stockholders who do not wish to wait until a successful completion of the auction may wish to sell their shares in a tender offer as proposed in the next paragraph.

----------------
(1) As stated in my proxy material, in selecting a minimum acceptable bid of $32 per share, I do not intend to be providing a valuation of VISX. However, in selecting that minimum acceptable bid, I studied and analyzed the recent acquisition of VISX's competitor, Summit Autonomous Inc., by Alcon Holdings Inc. I also studied and analyzed the market valuation of Allergan, a company in the ophthalmic field, and considered that according to VISX's 10-K, VISX is "a worldwide leader in the development of proprietary technologies and systems for laser vision correction." However, I pointed out that Summit, Allergan and VISX have differences in revenue sources, product mix and financial resources, among others, that affect their comparability. While a vote for my nominees is not a vote to sell the Company, I will strongly urge that my nominees for the Board of Directors of VISX consider, subject to the exercise of their fiduciary duties, my recommendation to vote in favor of the sale of the Company at a minimum price of $32 per share. It is expected that stockholders will be required to affirmatively approve any sale of the Company.

2. Double the company's recently announced new share buyback program from 10 to 20 million shares to be effected through an immediate issuer tender offer by VISX at $25 per share rather than wait to make open market purchases over a potentially long time period. If the Company is unable to obtain outside financing to purchase the additional 10 million shares, I would lend the company sufficient funds to do so on commercially reasonable terms. Furthermore, neither I nor any of my affiliates would sell shares in the tender offer.

In the event no sale, merger or other business combination occurs, I would propose that the new board consider, subject to their fiduciary duties:

Forming an executive search committee to review existing management and consider top-flight executive candidates. I believe that VISX's management has made a number of bad decisions, which I consider to have turned out less than beneficial to the Company. These include allowing VISX's relationship with TLC Laser Eye Centers ("TLC"), the Company's second largest customer, to deteriorate to the point where TLC announced that it has adopted technology provided by Alcon and not VISX as its primary platform in its refractive centers. In addition, I believe that management's decision to cut procedure fees in February 2000 from $250 to $100 per procedure is an important contributing factor toward the decline in VISX earnings for the first quarter of 2001 as compared with the first quarter of 2000. Finally, I disagree with management's decision to settle a patent dispute by licensing VISX's proprietary technology to Bausch & Lomb, a much larger company with substantial financial resources and, therefore, a potential major competitor. Management has not disclosed the license terms.


MANAGEMENT SELF-INTEREST AT SHAREHOLDER EXPENSE

While management's decision making has not been satisfactory in my view, I do have to credit them for their uncanny market timing and shrewd negotiation with the existing board's compensation committee:

Senior executives cashed out nearly $100 million in stock options in 1999 at share prices substantially above the recent stock price before announcing a dramatic cut in procedure fees in February 2000.

After this "well-timed" massive insider selling not one member of senior management or the board of directors owns more than 50,000 shares other than via options which they have been granted.

The top five executive officers received total compensation, including cash and options, valued in excess of $6 million (according to management's 2001 proxy statement) in a year in which shareholders suffered a decline in the company's share price from $52.10 per share in January 2000 to $10.44 per share as of year end.

Is this management team, which has unloaded most of its equity interest in the company and been handsomely compensated while the share price has performed poorly, dedicated to do what is in the best interest of shareholders?


MY CHALLENGE TO VISX

On April 18, 2001, I sent management a letter, in which, among other things, I challenged them to conduct an open auction for VISX and agree to submit for shareholder approval the best offer at $32 per share or above. Later that day, in a press release and a letter to shareholders ("Management's Statements"), VISX management responded to my letter. They did not agree to conduct an open auction for VISX. Is VISX management unwilling to accept my challenge because they are acting in shareholders' interests, or because they are concerned for their own interests? I invite you to draw your own conclusions. In my view Management's Statements continue a pattern of disingenuous and incomplete statements by management.


MY RESPONSE TO MANAGEMENT'S STATEMENTS

Management says:
"We have already engaged in a review of our strategic alternatives with our outside financial and legal advisors. We and our advisors have contacted a number of companies in the ophthalmic and non_ophthalmic industries about possible sale, merger or business combinations. Based on our discussions, we do not believe that there is a currently available transaction that would enhance stockholder value."

My view:
VISX management stated in its January 17, 2001 conference call that "the Company is not for sale". How then, are shareholders to believe that VISX management has fully reviewed all currently available transactions? By talking about "strategic alternatives" is management just paying lip service to the concept of stockholder value? In my experience, an open auction provides a solid opportunity for shareholders to receive an attractive value. By contrast, hiring high-priced outside advisors to review "strategic alternatives" can result in an open-ended process with no foreseeable benefits or exit date for VISX shareholders.

Management says:
"VISX's earnings were $0.21 per share, exceeding expectations"

However, management fails to point out that:
First quarter earnings per share declined 30% year over year, from $0.30 in 2000 to $0.21 per share in 2001. While first quarter earnings of $0.21 per share exceeded analysts' most recent estimates, those estimates had already fallen.


Management says:
"VISX's industry-leading market share increased"

Analyst views:
According to an April 16, 2001 J.P. Morgan H&Q report, VISX's procedure market share in the first quarter of 2001 was 68%, up from the fourth quarter of 2000 but down from 73% in the first quarter of 2000. According to an April 16, 2001 Robertson Stephens report, VISX's procedure market share in the first quarter of 2001 was 63%, down from 64% in the fourth quarter of 2000 and down from 67% in the first quarter of 2000.


Management says:
"VISX's licensing revenue grew by 23% over fourth quarter, 2000"

However, management fails to point out that:
First quarter licensing revenue declined by 32% from the first quarter of 2000.


Management says:
"VISX's systems sales grew by 29% over fourth quarter, 2000"

However, management fails to point out that:
First quarter system sales declined by 14% from the first quarter of 2000.


Management says:

"If implemented, this [Mr. Icahn's] proposal would force VISX to assume $300 million in debt to finance a 20 million share buy-back program, thereby: immediately diluting VISX's earnings per share; severely weakening VISX's balance sheet; and depriving VISX of the flexibility to invest in essential research and development."

The Simple Math:
I believe my share buyback program would increase the attractiveness of VISX to a potential acquiror willing to pay my proposed minimum price of $32 per share, since 20 million shares

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


would already have been repurchased at a lower price. In addition, based upon year 2000 results, VISX had net operating income of approximately $74 million after deducting $15 million of research and development expenses(2). If VISX borrowed the additional $300 million referred to in Management's Statements and even assuming an interest rate of 11%, total annual interest cost would be $33 million. Therefore, after payment of interest VISX would still have $41 million available for additional research and development and other corporate purposes, AND SHAREHOLDERS WOULD HAVE RECEIVED AN AGGREGATE OF UP TO $500 MILLION FROM VISX.


TIME FOR A CHANGE

I believe management should be held accountable for their poor performance and questionable decision-making. IF MANAGEMENT IS UNWILLING TO COMMIT TO SUBMITTING A $32 PER SHARE OR HIGHER OFFER TO A VOTE OF SHAREHOLDERS, THEIR ACTION WOULD, IN MY VIEW, BE AN INSULT TO SHAREHOLDERS AND ANOTHER EXAMPLE OF MANAGEMENT'S SELF-INTEREST TO THE DETRIMENT OF SHAREHOLDERS.

I urge you to sign, date and return the WHITE proxy card in the enclosed envelope and allow a new board to consider an open auction for our company.


Very truly yours,



Carl C. Icahn

-------------
(2)But without deducting an increase in reserves against accounts receivables and other assets due from customers of approximately $18 million.

                                    IMPORTANT

Please sign, date and return the enclosed WHITE proxy card today in the postage_paid envelope provided.

Do not sign any proxy card that you may receive or have received from VISX. You may also revoke any proxy you previously signed and submitted by signing, dating and returning the enclosed WHITE proxy card.

If you have any questions, or need assistance in voting your shares, please contact the firm assisting us in the solicitation of proxies:

                           Innisfree M&A Incorporated
                            TOLL-FREE: (877)-750-9501
                  Banks and Brokers call collect:(212) 750-5833

                                  CARL C. ICAHN
                          767 Fifth Avenue - 47th Floor
                               New York, NY 10153

April 20, 2001

BY TELECOPY

Ms. Elizabeth Davila, Chief Executive Officer
VISX Incorporated
3400 Central Expressway
Santa Clara, CA 95051

Dear Ms. Davila:

I was happy to read in your April 18th press release that you are "receptive" to proposals for VISX. If you were not being disingenuous in your statement, then I would like to make the following proposal: I would be willing to engage in a cash merger with VISX, in which VISX shareholders would receive $32 per share, subject to due diligence and financing.

Obviously due diligence with respect to a company like VISX, which involves significant high technology assets, would require serious review and a substantial commitment of money, time and effort. Also, obtaining necessary financing for a transaction of this size would involve the payment of a significant commitment fee. Therefore, I believe that if VISX management is serious about receiving proposals, the Company should assure prospective buyers which incur such upfront costs that if an offer is made it will be put to shareholders for their approval.

If VISX agrees with me to submit to a vote of shareholders the best offer of $32 per share or higher from any qualified bidder, then I will be willing to commit the significant funds needed to commence the necessary effort to conduct due diligence and to attempt to raise the financing for the transaction. I have been in contact with the Industrial Bank of Japan, a member of the Mizuho Financial Group, and they are prepared to commence due diligence efforts immediately. If the results of due diligence are acceptable, one of my affiliated companies would provide a significant portion of the purchase price in order to effectuate the offer, in addition to the funds to be derived from financing sources.

Naturally I cannot assure that my efforts will ultimately result in our consummation of the transaction outlined above. However, it is my belief that in any event my efforts, together with a clear commitment by VISX, may move the auction process forward and bring out other potential bidders.

A price of $32 per share is more than 3 1/2 times higher than last year's intraday low of $8.75 per share. If management is unwilling to commit to submitting a $32 per share or higher offer to a vote of shareholders, it is, in my view, an insult to shareholders and another example of management's self_interest to the detriment of shareholders. In this regard, I note that senior executives of VISX cashed out nearly $100 million in stock options in 1999 at share prices substantially above the recent stock price, in addition to receiving their substantial compensation packages.

I await your reply!


Sincerely,


Carl C. Icahn

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